Exhibit 99.1

                  [Letterhead of Sandell Asset Management]




October 14, 2005

VIA TELEFAX: (916) 351-8668
Board of Directors
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

Attention:
Mr. Terry L. Hall
Chairman of the Board


Dear Sirs:

     Sandell Asset Management Corp. ("Sandell") and the private investment funds advised by Sandell (collectively with Sandell, the "Sandell Funds") are the beneficial owners of 3,583,700 shares of common stock of GenCorp Inc. ("GenCorp" or the "Company"), representing approximately 6.5% of GenCorp's outstanding shares. In addition, we are also the holders of $2,000,000 of the Company's 2.25% Convertible Subordinated Debentures due 2024.

     We note the recent successful sale of GenCorp's Fine Chemicals division, and continued strong progress in the Aerojet aerospace and defense division. As a result, more so now than ever before, we fully expect the Board of Directors and management to push ahead aggressively on the Company's extremely valuable real estate holdings. As you are fully aware, the intrinsic value of GenCorp resides predominantly with its extensive 12,700-acre real estate holdings around Sacramento. We, like other major shareholders and analysts, have repeatedly maintained that the Company's shares are worth substantially more than where they currently trade. Our meetings with management in the past year have certainly also reinforced that conviction.

     Recently, GenCorp's significant real estate value was again validated by a reported sale of 1,000 acres of raw land adjacent to the Company's property at a valuation 40% greater than that which management had stated was the value of GenCorp's land on an equivalent un-entitled and unfinished basis(1). In our view, a corresponding increase in GenCorp's real estate portfolio value on a finished basis (which commands significantly more than raw acreage) would easily result in an intrinsic present value of well over $50 per share even with conservative assumptions.

--------
(1) "Big Parcel South of Folsom Bought by Developers", Sacramento Bee, October 1, 2005.

     As a shareholder with significant ownership of GenCorp, we believe the Board should immediately institute measures to highlight and realize the value of the real estate division. The timing is particularly compelling as the Company is on track to receive entitlements for its first few real estate projects in the near term as management indicated in the recent third quarter call. WE WANT THE BOARD TO IMMEDIATELY ENGAGE AN INVESTMENT BANK WITH EXPERTISE IN REAL ESTATE AND THE CAPITAL MARKETS TO EXPLORE A FULL RANGE OF STRUCTURAL ALTERNATIVES TO MAXIMIZE THE VALUE OF THE REAL ESTATE DIVISION INCLUDING, BUT NOT LIMITED TO, AN OUTRIGHT SALE, A SPIN-OFF, A PUBLIC LISTING, OR ANY OTHER CREATIVE STRUCTURES THAT WOULD ENABLE THE EQUITY MARKET TO BRIDGE THE GULF BETWEEN THE CURRENT STOCK PRICE AND THE INTRINSIC VALUE OF THE ASSETS.

     We do not believe that it is prudent or responsible to just settle into a wait-and-see approach with the real estate business. Instead the Board should be much more proactive about unlocking its value.

     As you are aware, the Sandell Funds have been long-term investors in GenCorp and we want to remind the Board of Directors of your fiduciary duty to shareholders. A year ago, the Board turned down an acquisition offer for the Company near the current trading level citing the offered price as "inadequate and not in the best interests of its shareholders". Since then, both management and Board have been allowed leeway to proceed with various financing, operational and strategic initiatives. Yet the stock price continues to languish. This is clearly not acceptable and the Board should adopt immediate measures to rectify this. Only by engaging a leading investment bank to help the Company explore various strategic and structural options will we begin to take some comfort that this Board and management are actively looking out for the interests of shareholders. Failure to act on your part would only make it incumbent upon shareholders of GenCorp to initiate changes, starting with this Board. We believe that a vast majority of the Company's shareholder base continues to be frustrated and has a strong appetite for a shift from the status quo.

     As always, we are available to discuss any issues raised by our letter and will continue to actively monitor the progress, or lack thereof, made by GenCorp in maximizing shareholder value.


                                             Very truly yours,


                                             SANDELL ASSET MANGEMENT CORP.

                                             /s/ Thomas Sandell

                                             Thomas Sandell
                                             Chief Executive Officer